Exhibit 14.1

ENTEST BIOMEDICAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

For Employees, Officers and Directors

Introduction

To further ENTEST BIOMEDICAL’s fundamental principles of honesty, loyalty, fairness and forthrightness we have established the ENTEST BIOMEDICAL, INC. Code of Business Conduct and Ethics. Our Code strives to deter wrongdoing and promote the following six objectives:

•   Honest and ethical conduct;

•   Avoidance of conflicts of interest between personal and professional relationships;

•   Full, fair, accurate, timely and transparent disclosure in periodic reports required to be filed by ENTEST BIOMEDICAL with the Securities and Exchange Commission and in other public communications made by ENTEST BIOMEDICAL;

•   Compliance with the applicable government regulations;

•   Prompt internal reporting of Code violations; and

•   Accountability for compliance with the Code.

Accounting Controls, Procedures & Records

Applicable laws and company policy require ENTEST BIOMEDICAL to keep books and records that accurately and fairly reflect its transactions and the dispositions of its assets. In this regard, our employees shall:

•   Provide information that is accurate, complete, objective, relevant, timely and understandable.

•   Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•   Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated.

All directors, officers, employees and other persons are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account. Furthermore, no director, officer or employee of ENTEST BIOMEDICAL may directly or indirectly:

•   Make or cause to be made a materially false or misleading statement, or

•   Omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading in connection with the audit of financial statements by independent accountants, the preparation of any required reports whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with the Securities and Exchange Commission.

Bribery of any supplier, customer or governmental official is strictly prohibited.

Communications

It is very important that the information disseminated about ENTEST BIOMEDICAL be both accurate and consistent. For this reason, certain of our executive officers who have been designated as authorized spokespersons per our policy regarding compliance with Regulation FD are responsible for our internal and external communications, including public communications with stockholders, analysts and other interested members of the financial community. Employees should refer all outside requests for information to the authorized spokespersons.

Computer and Information Systems

For business purposes, officers and employees are provided telephones and computer workstations and software, including network access to computing systems such as the Internet and e-mail, to improve personal productivity and to efficiently manage proprietary information in a secure and reliable manner. You must obtain the permission from our Information Technology Services department to install any software on any company computer or connect any personal laptop to the network. As with other equipment and assets of ENTEST BIOMEDICAL, we are each responsible for the appropriate use of these assets. Except for limited personal use of ENTEST BIOMEDICAL’s telephones and computer/e-mail, such equipment may be used only for business purposes. Officers and employees should not expect a right to privacy of their e-mail. All e-mails on company equipment are subject to monitoring by ENTEST BIOMEDICAL.

Confidential or Proprietary Information

Company policy prohibits employees from disclosing confidential or proprietary information outside ENTEST BIOMEDICAL, either during or after employment, without company authorization to do so. Unless otherwise agreed to in writing, confidential and proprietary information includes any and all methods, inventions, improvements or discoveries, whether or not patentable or copyrightable, and any other information of a similar nature disclosed to the directors, officers or employees of ENTEST BIOMEDICAL or otherwise made known to us as a consequence of or through employment or association with ENTEST BIOMEDICAL (including information originated by the director, officer or employee). This can include, but is not limited to, information regarding our business, research, development, inventions, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies and contract negotiations.

Conflicts of Interest

Company policy prohibits conflicts between the interests of its employees, officers, directors and ENTEST BIOMEDICAL. A conflict of interest exists when an employee, officer, or director’s personal interest interferes or may interfere with the interests of the company. When it is deemed to be in the best interests of ENTEST BIOMEDICAL and its shareholders, the Board of Directors or an appropriate committee may grant waivers to employees, officers and directors who have disclosed an actual or potential conflict of interest.

Fraud

Company policy prohibits fraud of any type or description.

Inside Information

Company policy and applicable laws prohibit disclosure of material inside information to anyone outside ENTEST BIOMEDICAL without a specific business reason for them to know. It is unlawful and against company policy for anyone possessing inside information to use such information for personal gain. ENTEST BIOMEDICAL’s policies with respect to the use and disclosure of material non-public information are more particularly set forth in ENTEST BIOMEDICAL’s Insider Trading Policy.

Political Contributions

Company policy prohibits the use of company, personal or other funds or resources on behalf of ENTEST BIOMEDICAL for political or other purposes which are improper or prohibited by the applicable federal, state, local or foreign laws, rules or regulations. Company contributions or expenditures in connection with election campaigns will be permitted where allowed by federal, state, local or foreign election laws, rules and regulations.

Reporting and Non-Retaliation

Employees who have evidence of any violations of this Code are encouraged and expected to report them to their supervisor, or to the Board of Directors. Such reports will be investigated in reference to applicable laws and company policy. Violations of this Code or any other unlawful acts by our officers, directors or employees may subject the individual to dismissal from employment and/or fines, imprisonment and civil litigation according to applicable laws.

We will not allow retaliation against an employee for reporting a possible violation of this Code in good faith. Retaliation for reporting a federal offense is illegal under federal law and prohibited under this Code. Retaliation for reporting any violation of a law, rule or regulation or a provision of this Code is prohibited. Retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution.

Waivers

There shall be no waiver of any part of this Code for any director or officer except by a vote of the Board of Directors or a designated board committee that will ascertain whether a waiver is appropriate under all the circumstances.

Approved By the Board of Directors

November 11, 2009